RADICA GAMES LIMITED
                 REPORTS SECOND QUARTER PROFITS AND SALES GROWTH

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
AUGUST 9, 2004                                       PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its results for the second quarter ended June 30, 2004. The Company reported a net profit for the quarter of $0.2 million or $0.01 per diluted share compared to a net loss of ($0.8) million or ($0.04) per share in the second quarter of 2003. Net loss for the six-month period ended June 30, 2004 was ($0.9) million or ($0.05) per diluted share compared to a loss of ($1.4) million or ($0.08) per diluted share for the same period in 2003.

Sales for the quarter increased by 10.9% to $18.8 million from $16.9 million due mainly to increases in sales in the U.S. and U.K. of Electronic Games and Youth Electronics offset by a reduction in Manufacturing Services and Video Game Accessories sales. Sales for the year to date decreased to $30.9 million as compared to $33.0 million for the same period in 2003 due to factors discussed in the Q1 press release (i.e. decreases in Manufacturing Services, loss of a one-off order and general softness in retail markets in January and February) offset in part by the second quarter increases.

Pat Feely, Radica's President and CEO, said, "Excluding Manufacturing Services, second quarter sales of Radica branded products were up 26% compared to last year demonstrating our continuing strategic progress in growing our branded product lines instead of manufacturing for others. While it is too early to gauge consumer response, given the soft retail environment in the industry during the quarter, we are pleased with this result and believe it is indicative of the competitive strength of our product offerings for fall. As a result, we are maintaining our guidance of 20% to 30% sales growth for the year and full year EPS in the range of 65 to 75 cents recognizing that much uncertainty still exists on full year results."

"We are particularly excited about the prospects for our line of Arcade Legends TV games, Twinkleberries electronic dolls, the Tetris Tower, the X-Box Live game pad and our Gamester Race Pak driving wheel, which are all just beginning to ship to retailers. Additionally, our spring launch of 20Q is exceeding our expectations in retail sales movement and almost overnight has become one of our leading products."

"We also announced today our partnership with the World Poker Tour for handheld electronic games. As you know, for years we have been the leader in the handheld electronic casino games business. This alliance with the number one television license in poker is an exciting development that will allow us next spring to expand our leadership by leveraging the popular Texas Hold `Em trend," said Feely.

The following table shows the detailed revenue comparisons for the quarter:

                          Three months ended June 30,  Six months ended June 30,
                          ---------------------------  -------------------------
   Product Line Revenues     2004          2003            2004          2003
   ---------------------
    (US$ in thousands)

   Electronic Games        $11,059        $8,329         $17,571       $16,594
   Youth Electronics         2,848         2,196           4,826         3,874
   Other Electronic Toys       565            --             565            --
   VGA                       2,016         2,537           4,008         5,771
   Manufacturing Services    2,311         3,882           3,954         6,750
                           -------       -------         -------       -------
   TOTAL                   $18,799       $16,944         $30,924       $32,989
                           =======       =======         =======       =======

Gross profit margin for Q2 2004 was 32.7% compared to 32.4% in Q2 2003 and was 36.5% for the year to date compared to 35.1% for the comparable period in 2003. This was due to the reduction of lower margin manufacturing services business offset partially by the impact of a higher proportion of import shipments on FOB terms and sales to international distributors which also have lower margin. The margin was also impacted by approximately $110,000 of freight costs related to relocating the U.S. inventories from Nevada to Kentucky, a move which is expected to provide cost savings for the remainder of the year. In addition, demand for products in Q3 has meant that we have outsourced manufacturing of more product than usual resulting in increased costs. 2003 comparable numbers have been amended to reflect the reallocation of certain costs in Asia which were included in operating costs in 2003 but are now categorized as costs of goods sold.

Operating expenses decreased to $6.5 million for the quarter from $6.6 million in Q2 2003. The decrease was mainly due to a reduction in depreciation and amortization charges together with a restructuring charge of $87,000 which impacted Q2 2003. For the six months ended June 30, 2004, operating expenses fell $0.5 million from the comparative period in 2003 for similar reasons together with the impact of variable expenses.

The Company also benefited from certain tax credits in China resulting in a tax credit for the quarter of $0.26 million and $0.15 million for the year to date.

At June 30, 2004 the Company had $36.4 million of cash and investment securities, and net assets of $86.6 million as compared to $42.0 million and $89.2 million, respectively, at December 31, 2003. There was no debt at June 30, 2004 and December 31, 2003. Inventories increased to $26.6 million from $15.5 million at December 31, 2003 reflecting normal seasonal increases. Receivables were at $9.1 million at June 30, 2004 as compared to $15.4 million at December 31, 2003 also due to normal seasonality.

On June 21, 2004, the Company declared a third dividend for the year of 4 cents per share which was paid on July 30, 2004.

         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                               -- END --

                          RADICA GAMES LIMITED
                 CONSOLIDATED STATEMENTS OF OPERATIONS


(US dollars in thousands,                             Three months ended June 30,          Six months ended June 30,
except per share data)                              ------------------------------      ------------------------------
                                                        2004              2003*             2004              2003*
                                                    ------------      ------------      ------------      ------------
                                                     (unaudited)       (unaudited)       (unaudited)       (unaudited)


Revenues:
  Net sales                                         $     18,799      $     16,944      $     30,924      $     32,989
  Cost of goods sold
    (exclusive of items shown separately below)          (12,647)          (11,452)          (19,632)          (21,396)
                                                    ------------      ------------      ------------      ------------
  Gross profit                                             6,152             5,492            11,292            11,593
                                                    ------------      ------------      ------------      ------------

Operating expenses:
  Selling, general and administrative expenses            (5,206)           (5,028)          (10,195)          (10,322)
  Research and development                                  (869)             (920)           (1,798)           (1,835)
  Depreciation and amortization                             (429)             (524)             (850)           (1,116)
  Restructuring charge                                      --                 (87)             --                 (87)
                                                    ------------      ------------      ------------      ------------
    Total operating expenses                              (6,504)           (6,559)          (12,843)          (13,360)
                                                    ------------      ------------      ------------      ------------

Operating loss                                              (352)           (1,067)           (1,551)           (1,767)

Other income                                                  48               108               130               163

Foreign currency gain, net                                    72               147                44               160
                                                    ------------      ------------      ------------      ------------

Net interest income                                          139                46               288               106
                                                    ------------      ------------      ------------      ------------

Loss before income taxes                                     (93)             (766)           (1,089)           (1,338)

Credit (provision) for income taxes                          264               (23)              148               (55)
                                                    ------------      ------------      ------------      ------------

Net profit (loss)                                   $        171      $       (789)     $       (941)     $     (1,393)
                                                    ============      ============      ============      ============

Net profit (loss) per share:

  Basic                                             $       0.01      $      (0.04)     $      (0.05)     $      (0.08)
                                                    ============      ============      ============      ============

  Diluted                                           $       0.01      $      (0.04)     $      (0.05)     $      (0.08)
                                                    ============      ============      ============      ============

Weighted average number of
  Common and common equivalent shares:

  Basic                                               18,620,108        17,963,983        18,595,387        17,903,140
                                                    ============      ============      ============      ============

  Diluted                                             19,499,899        17,963,983        18,595,387        17,903,140
                                                    ============      ============      ============      ============

Cash dividends declared per share
  (4 cents declared and paid for each               $       0.04      $       --        $       0.12      $       --
  quarter ended March 31, June 30,
  and September 30, 2004)                           ============      ============      ============      ============

* Reclassified to conform with 2004 presentation.

                          RADICA GAMES LIMITED
                      CONSOLIDATED BALANCE SHEETS

(US dollars in thousands, except share data)                        June 30,     December 31,
                                                                   ---------      ---------
                                                                      2004          2003
                                                                   ---------      ---------
                                                                  (unaudited)
                                      ASSETS
Current assets:
  Cash and cash equivalents                                        $   9,966      $  13,944
  Investment securities                                               26,444         28,009
  Accounts receivable, net of allowances for doubtful accounts
    of $210 ($251 as at December 31, 2003)                             9,059         15,360
  Inventories                                                         26,648         15,503
  Prepaid expenses and other current assets                            5,225          2,748
  Income taxes receivable                                                931          1,404
  Deferred income taxes                                                1,706          1,706
                                                                   ---------      ---------

    Total current assets                                              79,979         78,674
                                                                   ---------      ---------

Property, plant and equipment, net                                    12,430         11,908
                                                                   ---------      ---------

Goodwill                                                               9,551          9,551
                                                                   ---------      ---------

Other assets                                                             864            875
                                                                   ---------      ---------

Deferred income taxes, noncurrent                                        899          1,206
                                                                   ---------      ---------

    Total assets                                                   $ 103,723      $ 102,214
                                                                   =========      =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                 $  11,365      $   6,350
  Accrued payroll and employee benefits                                1,277          1,353
  Accrued liabilities                                                  3,942          3,976
  Income taxes payable                                                     4            339
                                                                   ---------      ---------

    Total current liabilities                                         17,088         13,058
                                                                   ---------      ---------

    Total liabilities                                                 17,088         13,058
                                                                   ---------      ---------

Shareholders' equity:
  Common stock
    par value $0.01 each, 100,000,000 shares
    authorized, 18,626,228 shares issued and outstanding
    18,225,204 as at December 31, 2003)                                  186            182
  Additional paid-in capital                                           4,309          3,517
  Retained earnings                                                   82,261         85,437
  Accumulated other comprehensive income (loss)                         (121)            20
                                                                   ---------      ---------

    Total shareholders' equity                                        86,635         89,156
                                                                   ---------      ---------

    Total liabilities and shareholders' equity                     $ 103,723      $ 102,214
                                                                   =========      =========